

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2022

Shyam Kambeyanda
Chief Executive Officer
ESAB Corporation
909 Rose Avenue, 8th Floor
North Bethesda, MD 20852

      Re: ESAB Corporation
          Draft Registration Statement on Form S-1
          Submitted July 21, 2022
          CIK No. 0001877322

Dear Mr. Kambeyanda:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Josh Shainess, Legal Branch Chief, at (202) 551-7951, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Andrew L. Fabens